SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 1, 2003 to may 31, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Bally`s Atlantic City Implements NiceVision® Digital Video Recording Solution. Dated May 5, 2003.
  Press Release: Nice Systems Video Recording For Key UK Airport Security Role. Dated May 19, 2003.
  Press Release: Sykes Enterprises, Incorporated Employs NICE Solution to Monitor Customer Support Calls in the U.S., Europe, India and the Philippines for its Business Clients. Dated May 27, 2003.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

Bally`s Atlantic City Implements NiceVision® Digital Video Recording Solution

Ra`anana, Israel, May 5, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Bally`s Atlantic City has implemented the NiceVision® Harmony digital video and audio recording solution to enhance security monitoring throughout the property.  The first phase of this system became fully operational at the property in November 2002.  Bally`s Atlantic City currently records 128 channels, with an additional 128 channels scheduled to be added in late 2003.

The initial installation covers areas outside the gaming floor. In addition to replacing analog with digital recording in retail and public areas, Bally`s Atlantic City plans to install digital video recording, with the NiceVision Pro, in the casino, pending regulatory approval.  NICE`s "One Application Runs All" capability is designed for efficient management of both the mid-range NiceVision Harmony and the high-end NiceVision Pro digital video recording solutions.  Both systems will operate in tandem.

"We are very pleased that Bally`s chose the NiceVision solution," said Jacob Fox, vice president and general manager, NiceVision. "The casino environment is a very challenging one, and Bally`s decision to install NiceVision is further proof of our commitment to listening to our customers and delivering the total solution they need to manage their security environment, while cutting costs and improving productivity.  The casino market continues to be a very important one for NICE Systems."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

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Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

For more information, contact:

Media
Bruce Doneff	Strategic Communications doneff@bellatlantic.net	201-966-6583
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(5)____

NICE Systems Video Recording For Key UK Airport Security Role

Partner Touchstone installs NiceVision platform Ra'anana, Israel, May 19, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, has enabled powerful new content-based information search and retrieval capabilities in a key security recording and storage system at a major UK airport.

Implemented by NICE specialist partner Touchstone Electronics, the system supports image search and retrieval based on real world criteria like registration plate number, rather than relying on simple time or date parameters.

This advance - a feature of the NiceVision Pro video security platform - makes possible a whole new range of security applications where event-driven indexing and access to stored content can increase significantly the value of recordings to users while making their jobs easier, more productive and more efficient.

The Touchstone installation combines vehicle detection, number plate recognition, multiple-camera recording, intelligent threat assessment and super-high image quality coupled to image compression and storage servers.

"The NiceVision video security platform not only gives our customer a powerful security solution, it also delivers valuable business information benefits thanks to its content analysis, database and image quality advances," says Touchstone Electronics managing director Steve Tyler. "It also includes in-built redundancy and is fully scalable to meet future needs."

NiceVision is part of a turnkey security system that marries best-of-breed technology with Touchstone`s integration, installation and project management expertise. "Using NICE means we can offer our customers choice, scalability and good performance for the price. NiceVision has been a success here and certainly one we would offer again," adds Tyler. "More importantly, NICE has demonstrated real strength of support for us and our customer."

Based in Oxfordshire with on site facilities at both Heathrow and Gatwick airports, Touchstone Electronics specialises in providing fully integrated systems for airports, covering the use of video, audio and data management applications, with high definition CCTV, access control, fiber optics and public address systems. For more information, visit www.t-e-l.co.uk

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NICE provides the most advanced solutions for digital video and audio recording and real-time threat analysis, delivering proactive security management by detecting potential threats and facilitating immediate response. NICE is demonstrating its advances from May 19-22 at the IFSEC event in London on stand K110, Hall 20. For more information, visit http://www.nice.com/nicevision.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centres, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyse business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

For more information on NICE, contact:

Media
Geoff Twibell	Sage Partnership geoff@sagepartnership.com	+44 118-934-4007
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

____(7)____

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

####

Sykes Enterprises, Incorporated Employs NICE Solution to Monitor Customer Support Calls in the U.S., Europe, India and the Philippines for its Business Clients

Ra`anana, Israel, May 27, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Sykes Enterprises, Incorporated (NASDAQ: SYKE), a global leader in providing outsourced customer management solutions and services, deploys NICE call recording and quality monitoring solutions across many of its customer support centers around the world including locations in the United States, Europe, India and the Philippines.

"NICE is Sykes` global standard for call recording and quality monitoring technology," said Gerry Rogers, SVP and chief information officer of Sykes Enterprises, Incorporated.  "NICE is an industry leader, and they have a solid platform, significant service and support capabilities, leading product features, a history of product innovation and are best-in-class in both Total and Quality Monitoring recording."

Sykes, headquartered in Tampa, Florida, operates 42 customer support centers around the world providing customer care management solutions to leading companies primarily in the technology, consumer, communications, financial services, and the transportation and leisure industries.  Sykes has multiple centers supported by the NICE system and utilizes an array of solutions, including NiceUniverse® for quality assurance, NiceLog® for total recording environments, and NICE Link for integration into call tracking and CRM platforms.

"The NICE system is an effective tool for allowing our agents to gain a better self awareness of how they sound to the customer," continued Gerry Rogers. "We use the NICE system to capture customer interactions as a part of our feedback and agent training process, resulting in not only higher quality standards, but a greater level of customer satisfaction."

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Using the NICE technology, Sykes has the capability to monitor calls occurring anywhere in the world directly from its Tampa, Florida headquarters.  This remote monitoring enables Sykes to ensure its clients` customers are receiving the optimum level of technical support and customer service regardless of whether Sykes supports the client in the U.S., Europe or one of its many locations offshore.

"Sykes is a great example of our global capabilities," said Koby Huberman, corporate VP of business development and strategic alliances at NICE Systems.  "Sykes` ability to closely monitor customer interactions taking place across the world is quite powerful for them and for their clients.  Our solutions help organizations manage their quality assurance worldwide for improved agent performance and improved customer experiences."

About Sykes Enterprises, Incorporated

Sykes is a global leader in providing customer management solutions and services to companies primarily in the technology, consumer, communications, financial services, and the transportation and leisure industries. Sykes specializes in providing flexible, high quality customer support outsourcing solutions through an integrated onshore/offshore global delivery model with an emphasis on technical support and customer service. These services are delivered through multiple communication channels encompassing phone, e-mail, web, and chat. Sykes complements its customer support outsourcing services with technical staffing and fulfillment services - delivering solutions that are customized to meet each company's unique customer management needs. Headquartered in Tampa, Florida, Sykes operates 42 customer support centers with operations throughout the United States, Canada, Europe, Latin America, Asia and Africa. For additional information please visit http://www.sykes.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS,

____(9)____

NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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